Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx
Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM, S.A. COMMENCES EXCHANGE OFFERS AND
CONSENT SOLICITATIONS FOR ITS 9 1/2 % SENIOR NOTES DUE 2003 AND
10 1/4 % SENIOR NOTES DUE 2006

Mexico City, December 26, 2002 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) announced today that it has commenced its previously announced exchange offers for all of its outstanding 9 1/2 percent Senior Notes due 2003 and its 10 1/4 percent Senior Notes due 2006.

Grupo TMM is offering a like principal amount of its 10 3/4 percent Senior Notes due 2009, which are to be issued at the time the exchange offers close, for the outstanding Notes. The new Notes will be guaranteed on a senior unsecured basis by TMM Holdings, S.A. de C.V., a wholly owned subsidiary that indirectly owns all of TMM's interest in Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. ("TFM"), which operates TMM's rail operations. Both exchange offers are being made upon the terms and subject to the conditions set forth in the prospectus and letter of transmittal related to the exchange offers.

Concurrently with the exchange offers, Grupo TMM is soliciting consents from holders of the existing Notes to effect certain amendments which would eliminate certain restrictive covenants and amend certain other provisions of the respective indentures under which the existing Notes were issued. Holders who tender their Notes in the exchange offers will be deemed, as a condition to a valid tender, to have given their consent to the proposed amendments applicable to the series of existing Notes that they are tendering.

Subject to the terms and conditions contained in the prospectus and letter of transmittal related to the exchange offers and consent solicitations, Grupo TMM will pay a cash consent fee in an amount of $5.00 for each $1,000 principal amount of existing Notes validly tendered (without revocation) on or prior to the consent payment deadline, which is 5:00 p.m., New York City time, on January 28, 2003, unless extended by Grupo TMM.

The obligation of Grupo TMM to consummate either exchange offer is conditioned upon, among other things, receipt of valid and unrevoked tenders representing at least 85 percent in aggregate outstanding principal amount of the 2003 Notes and at least a majority of the aggregate outstanding principal amount of the 2006 Notes pursuant to the exchange offers.

The exchange offers will expire at 5:00 p.m., New York City time, on February 11, 2003, unless extended by Grupo TMM, with respect to one or both series of existing Notes. Tenders and the related consents may not be withdrawn at any time after the consent payment deadline specified above, unless extended by Grupo TMM with respect to one or both series of existing Notes.

Salomon Smith Barney Inc. is acting as the dealer manager for the exchange offers and consent solicitations.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.tfm.com.mx. Grupo TMM is listed on the New York Stock Exchange under the symbol TMM and Mexico's Bolsa Mexicana de Valores under the symbol TMM A.

The exchange offers and consent solicitations are made solely by the prospectus dated December 26, 2002, the related letter of transmittal and consent, and any amendments or supplements thereto. Copies of the prospectus and transmittal materials can be obtained from Mellon Investor Services LLC, the information agent for the exchange offers and consent solicitations, at the following address:

Mellon Investor Services
44 Wall Street, 7th Floor
New York, NY 10005
(888) 689-1607 (toll free)
(917) 320-6286 (banks and brokers)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM Notes. The exchange offers and consent solicitations are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.